DD 2/20/13

[redacted]

SEC
Mail Processing
Section
FEB 19 2013
Washington DC
402

SECURITI 13011319 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cypress Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 The Embarcadero, Suite 420
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel P. Rael (415) 281-3036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

12667 Alcosta Blvd. Suite 500 (Address) San Ramon (City) CA (State) 94583 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 2/27/13

OATH OR AFFIRMATION

I, Dan Rael, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cypress Capital Corporation, as of February 15, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

CARLOS RODRIGUEZ
Commission # 1892478
Notary Public - California
San Francisco County
My Comm. Expires Jun 12, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cypress Capital Corporation

Financial Statements

December 31, 2012 and 2011

armanino

Cypress Capital Corporation

Financial Statements

December 31, 2012 and 2011

TABLE OF CONTENTS

Armanino LLP
12667 Alcosta Boulevard
Suite 500
San Ramon, CA 94583
925 790 2600 main
925 790 2601 fax
amllp.com

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Cypress Capital Corporation
San Francisco, California

We have audited the accompanying financial statements of Cypress Capital Corporation, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the 2012 financial statements referred to above present fairly, in all material respects, the financial position of Cypress Capital Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The financial statements of Cypress Capital Corporation as of December 31, 2011 were audited by other auditors whose report dated February 23, 2012 expressed an unmodified opinion on those financial statements.

Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Armanino LLP

ArmaninoLLP
San Ramon, California

February 6, 2013

CYPRESS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Cypress Leasing Corporation)
Statements of Financial Condition
December 31, 2012 and 2011

ASSETS

	2012	2011
Current assets:		
Cash	$ 79,780	$ 437,378
Commission advances	-	437,939
Due from affiliate	-	4,120
Total assets	$ 79,780	$ 879,437

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
Current liabilities:		
Accounts payable	$ 6,344	$ 279
Accrued expenses	63,529	157,065
Payable to affiliate	-	41,100
Total liabilities	69,873	198,444
Stockholder's equity:		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	15,000	15,000
Paid-in capital	1,609,590	1,609,590
Accumulated deficit	(1,614,683)	(943,597)
Total stockholder's equity	9,907	680,993
Total liabilities and stockholder's equity	$ 79,780	$ 879,437

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Cypress Leasing Corporation)
Statements of Operations
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commission income	$ 1,712,961	$ 5,417,283
Expense reimbursement revenue	1,411,726	2,989,267
Interest income	445	552
Total revenues	3,125,132	8,407,102
Operating expenses:		
Commissions to other broker-dealers	1,712,966	5,417,283
Commissions to employees	1,928,003	2,837,044
Other operating expenses	155,249	231,937
Total operating expenses	3,796,218	8,486,264
Net loss	$ (671,086)	$ (79,162)

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Cypress Leasing Corporation)
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2012 and 2011

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2010	$ 15,000	$ 1,509,590	$ (864,435)	$ 660,155
Capital contributions	-	100,000	-	100,000
Net loss	-	-	(79,162)	(79,162)
Balance at December 31, 2011	15,000	1,609,590	(943,597)	680,993
Net loss	-	-	(671,086)	(671,086)
Balance at December 31, 2012	$ 15,000	$ 1,609,590	$ (1,614,683)	$ 9,907

The accompanying notes are an integral part of these financial statements.

CYPRESS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Cypress Leasing Corporation)
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net loss	$ (671,086)	$ (79,162)
Changes in operating assets and liabilities:		
Commission advances	437,939	(128,253)
Due from affiliate	4,120	(4,120)
Accounts payable	6,065	(3,160)
Accrued expenses	(93,536)	67,331
Payable to affiliate	(41,100)	41,100
Net cash used in operating activities	(357,598)	(106,264)
Cash flows from financing activities:		
Capital contributions	-	100,000
Net cash provided by financing activities	-	100,000
Change in cash	(357,598)	(6,264)
Cash at beginning of year	437,378	443,642
Cash at end of year	$ 79,780	$ 437,378

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Business Activity

Cypress Capital Corporation (the "Company") was incorporated under the laws of the State of California on November 27, 1996. It became a member of the Financial Industry Regulatory Authority, formerly known as the National Association of Securities Dealers, Inc., and concurrently registered with the Securities and Exchange Commission on April 15, 1997. The Company is a fully-disclosed broker-dealer engaged exclusively in the business of the wholesale offering and selling of debt and equity investment interests in equipment leasing programs sponsored by its parent, Cypress Leasing Corporation (the "Parent") and its affiliates. The Company is a wholly-owned subsidiary of Cypress Leasing Corporation. As of December 31, 2012, there are no active offering and selling activities sponsored by the Parent and its affiliates.

As a wholly-owned subsidiary, the Company is subject to the control of the Parent and its subsidiaries. It is also subject to related party transactions such as loans, dividends, and expense allocations. The Company has entered into an operating expense funding agreement with the Parent, a wholly-owned subsidiary of the Parent, Cypress Equipment Management Corporation II, and affiliates of the Parent, Cypress Equipment Management Corporation III, Cypress Equipment Management Corporation IV, Cypress Management Corporation V, Cypress Equipment Management Corporation VI and Cypress Equipment Management Corporation VII, whereby the Parent, its wholly-owned subsidiary and its affiliates, at their discretion, may directly pay certain commissions and other expenses on behalf of the Company. The payment of such expenses by the Parent, its wholly-owned subsidiary, and its affiliates results in the recognition of both expense and expense reimbursement revenue by the Company. In addition, the Parent and its affiliates bear overhead expenses of the Company by providing certain overhead items (such as office space, equipment use, utilities and administrative service) without charge to the Company. Absent this relationship with the Parent and its affiliates, the operating results of the Company would be materially different.

The Company is dependent upon the Parent and its affiliates to sponsor equipment leasing programs and similar investment vehicles which the Company can market through its established network of third-party broker-dealers. The Company has an accumulated deficit of $1,614,683 as of December 31, 2012; the Parent has the intent and ability to continue to provide additional capital contributions to support the Company's operations.

Note 2 - Summary of Significant Accounting Policies

Cash

The Company considers all demand deposit accounts as cash. Cash is held in major financial institutions. Periodically, such deposits may be in excess of federally insured limits.

Note 2 - Summary of Significant Accounting Policies (continued)

Commission advances

The Company pays commissions to third parties upon the sale of investment interests in equipment leasing programs. The Company records these payments as commission advances until such time as the investor is admitted as a member in the leasing program and the Company receives its commission income.

Commission income and expense reimbursement revenue

The Company earns commissions on the sale of equity and note investments in leasing programs sponsored by affiliates of the Parent. Commission income and expense reimbursement revenue are recognized when the related investor is admitted to the program and is deemed to have an ownership interest.

Income taxes

The Company is a qualified S Corporation subsidiary of the Parent and does not file separate income tax returns. The Parent is a qualified S Corporation subsidiary of Cypress Financial Holdings Corporation ("CFHC"). As a result of CFHC's election to be treated as an S Corporation and the election by CFHC to have its subsidiaries, including the Parent and the Company, become qualified S Corporation subsidiaries, CFHC and its qualified S Corporation subsidiaries are only subject to California Franchise tax at a rate of 1.5%. Federal and state individual income taxes are paid by the stockholders of CFHC based on the taxable income reported by CFHC and its qualified S Corporation subsidiaries. State franchise tax is allocated to the Company based upon the Company's taxable income for the period as compared with the taxable income of CFHC and its qualified S Corporation subsidiaries.

Any income tax liability is reflected on the statement of financial condition as a payable to the Parent. Under the terms of the agreement with the Parent, no receivable is reported for income tax benefits. The Company does not have any significant temporary differences or basis differences that would require the recognition of deferred income taxes.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2012, the Company does not have any significant uncertain tax positions for which a reserve would be necessary. The Company, the Parent, and CFHC are generally no longer subject to tax examinations for years prior to 2008 and 2007, for federal and state tax returns, respectively.

Note 2 - Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated subsequent events through February 6, 2013, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital equal to the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2012, the Company's net capital, as defined, was $9,181, which was $4,181 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness, as defined, to net capital was 7.69 to 1 at December 31, 2012.

Note 4 - Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Note 5 - Employee Retirement Plan

The Company provides a retirement plan (the "Plan") for its employees in accordance with Internal Revenue Code Section 408 (k) Simplified Employee Pension Individual Retirement Plan (SEP IRA). The Plan is sponsored by an affiliate, Cypress Financial Corporation. The Plan covers all employees who have attained the age of twenty-one, worked three out of the last five years and received certain minimum levels of compensation. Contributions to the Plan by the Company are at the discretion of the Board of Directors. Contributions to the Plan were limited by the Company to 10% of each employee's allowable compensation resulting in a maximum contribution to each eligible employee of $25,000 and $24,500 for the years ended December 31, 2012 and 2011, respectively. The Company's contributions to the Plan totaled $63,331 and $152,945, for the years ended December 31, 2012 and 2011, respectively.

Note 6 - Concentrations

Substantially all of the Company's commission income and expense reimbursement revenue for the years ended December 31, 2012 and 2011 was derived from equipment leasing programs sponsored by the Parent and its affiliates, Cypress Equipment Management Corporation IV and Cypress Equipment Management Corporation V.

Note 7 - Related Party Transactions

At December 31, 2011, due from affiliate included a short-term receivable of $4,120 from Cypress Equipment Management Corporation V, an affiliate of the Parent. The amount was fully repaid during the year ended December 31, 2012.

At December 31, 2011, the Company owed $41,100 to Cypress Leasing Fund A, LLC, an equipment leasing program sponsored by an affiliate of the Parent, Cypress Equipment Management Corporation V. The amount represented an overpayment of commission reimbursement and was fully repaid during the year ended December 31, 2012.

The Company receives commission income and expense reimbursement revenue from various related entities. The related entities consist of equipment leasing programs sponsored by the Parent and its affiliates, a wholly-owned subsidiary of the Parent, and affiliates of the Parent, Cypress Equipment Management IV and Cypress Equipment Management Corporation V.

Note 7 - Related Party Transactions (continued)

The Company received the following income from related parties during the years ended December 31, 2012 and 2011:

	2012	2011
Commission income		
Cypress Equipment Fund XI, LLC	$ 269	$ 269
Cypress Equipment Fund XII, LLC	134	269
Cypress Equipment Fund 17, LLC	-	548,055
Cypress Equipment Fund 18, LLC	639,565	2,262,560
Cypress Income Fund 11, LLC	135,524	1,348,670
Cypress Leasing Fund A	937,469	1,257,460
	$1,712,961	$5,417,283
Expense reimbursement revenue		
Cypress Equipment Management Corporation IV	$ -	$ 152,945
Cypress Equipment Management Corporation V	1,411,726	2,836,322
	$1,411,726	$2,989,267

SUPPLEMENTAL INFORMATION

CYPRESS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Cypress Leasing Corporation)
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

NET CAPITAL		
Stockholder's equity		$ 9,907
Deductions and/or charges		
Other charges		(726)
Net capital		$ 9,181
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable		$ 6,344
Accrued expenses		63,529
Other charges		726
Total aggregate indebtedness		$ 70,599
COMPUTATION OF BASIC NET CAPTIAL REQUIREMENT		
Minimum net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 4,707
Minimum dollar net capital requirement of reporting broker or dealer	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Net capital in excess of minimum requirement		$ 4,181
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 2,121
Ratio of aggregate indebtedness to net capital		7.69

There are no material differences between the amounts presented above and the amounts as reported on the Company's unaudited FOCUS Report as of December 31, 2012.

CYPRESS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Cypress Leasing Corporation)
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2012

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

Armanino LLP
12667 Alcosta Boulevard
Suite 500
San Ramon, CA 94583
925 790 2600 main
925 790 2601 fax
amllp.com

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Cypress Capital Corporation
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Cypress Capital Corporation (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino LLP

February 6, 2013

Armanino LLP
12667 Alcosta Boulevard
Suite 500
San Ramon, CA 94583
925 790 2600 main
925 790 2601 fax
amllp.com

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Cypress Capital Corporation
San Francisco, California

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year-ended December 31, 2012, which were agreed to by Cypress Capital Company (the "Company"), and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino[LLP]

February 6, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049911 FINRA DEC
CYPRESS CAPITAL CORPORATION 10*10
BAYSIDE PLAZA
188 THE EMBARCADERO STE 420
SAN FRANCISCO CA 94105-1233

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1
   B. Less payment made with SIPC-6 filed (exclude interest) (-0-)
      Date Paid
   C. Less prior overpayment applied (251)
   D. Assessment balance due or (overpayment) <250>
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ <250>
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ -0-
   H. Overpayment carried forward $(250)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cypress Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the_____ day of________________, 20_____.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,713,406.–
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,712,966
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-0-
Total deductions	1,712,966
2d. SIPC Net Operating Revenues	$ 440
2e. General Assessment @ .0025	$ 1.–
	(to page 1, line 2.A.)